EXHIBIT 99.1

Fury Identifies Éléonore Style Target at Éléonore South Gold Project

VANCOUVER, Canada – March 5, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has identified a robust geochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine at the Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec.

The orientation level biogeochemical sampling survey was designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. The identified anomaly is up to 200x the background value in gold and outlines the folded sedimentary package (Figure 1). The Company intends to complete the biogeochemical sampling program in early summer 2024 with the goal of identifying drill targets for later in 2024.

“We recently acquired 100% ownership of Éléonore South because of the tremendous amount of potential for new discovery at the project, as well as its strategic location close to a major mining company,” commented Tim Clark, CEO of Fury. “These geochemical results out of Éléonore South could be meaningful given the similar style of mineralization to Newmont’s Éléonore Mine, as such, we are excited to follow up this coming year.”

Éléonore South Project

The Éléonore South project is strategically located in an area of prolific gold mineralization with Newmont’s Éléonore Mine to the north and Sirios’ Cheechoo deposit to the east (Figure 1 inset). Two distinct styles of mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization similar to that seen at the low-grade bulk tonnage Cheechoo deposit with higher grade potential as seen at the JT and Moni prospects on the project (Table 1).

A total of 641 biogeochemical samples were collected at 25 metre (m) intervals along four north-south and two east-west oriented survey lines. The variable spacing of the lines, covering an area of 4.5 by 2.0 kilometers, was designed to better test the interpreted fold structure identified through geophysics. The survey lines targeted the limbs and the nose of an interpreted fold within a sedimentary rock package with coincident chargeability highs. The biogeochemical survey successfully identified continuous robust gold and arsenic anomalies which followed closely with the geology and geophysics (Figure 1).

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

In addition to the newly identified Éléonore style biogeochemical targets several gold in-till anomalies remain undrilled throughout the project (Figure 1). These gold in-till anomalies have similar geological and geochemical characteristics to the Cheechoo style of mineralization. Furthermore, the JT and Moni prospects represent a potential higher-grade style of intrusion-related gold mineralization with historical drilling intercepting 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au and 23.8m of 3.08 g/t Au.

Table 1: Regional styles of gold mineralization

Category	Éléonore Style	Cheechoo Style
Mineralization	Quartz-diopside-tourmaline-sx veins and stockwork. Silica-carbonate-diopside-actinolite-phlogopite alteration.	Quartz-feldspar-amphibole-sx veins and stockworks. Strong strain zones. Feldspar-sericite-carbonate alteration.
Geometry	5-6m, up to 20m wide	40-50m wide vein networks
Geology	Massive to thinly bedded wacke, pelite, conglomerate. Pegmatites.	Contacts of tonalite intrusions into sediments, pegmatites
Structure	Folded stratigraphy, strong strain zones	Strong strain zones, rigid intrusive contacts
Geochem	Au-As	Au-As-W-Bi
Geophysics	Chargeability highs associated with mineralization	Magnetic lows/highs associated with intrusion margins
Analogues	Éléonore (32.6Mt @ 7.8g/t Au)	Cheechoo (67.0Mt @ 0.87g/t Au)

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Figure 1: Éléonore South Project Location.

“With samples returning results over 200x the background value in gold and nearly 20x background in arsenic the results from this orientation biogeochemical survey indicate that there may be a large, mineralized body nearby. Our technical team benefits from direct experience working at the Éléonore mine and we plan to leverage that experience as we develop this target to the drilling stage through 2024,” stated Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Biogeochemical Sampling

Biogeochemical samples were taken by collecting approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation of needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards, and blanks indicate good accuracy.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Éléonore South will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com